

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 2, 2016

<u>Via E-mail</u>
Mr. David Oston
Chief Financial Officer
Five Oaks Investment Corp.
540 Madison Avenue, 19th Floor
New York, NY 10022

      Re: Five Oaks Investment Corp.
             Form 10-K for the fiscal year ended December 31, 2014
             Filed March 16, 2015
             File No. 1-35845

Dear Mr. Oston:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jennifer Monick

                        Jennifer Monick
                        Assistant Chief Accountant
                        Office of Real Estate and
                        Commodities